IM Cannabis to Expand IMC Brand in Pharmacies Across Israel

  Focus Medical entered into a binding agreement to sell 800kg of medical cannabis a year to a group of pharmacies in Jerusalem over a period of three years

  Total contract value of approximately CAD$15 million

  All medical cannabis sold according to this agreement will be under the IMC brand

Toronto and Glil Yam, Israel, March 30, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical"), a licensed medical cannabis producer in Israel, has signed a binding three-year sales agreement for the sale of medical cannabis (the "Sales Agreement") to three pharmacies in Jerusalem operating under the Oranim Pharm and Medi Plus banners (the "Pharmacies"). Focus Medical is one of eight original licensed producers in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand.

The total value of the Sales Agreement is expected to result in approximately CAD$15 million in revenue, with an expected gross margin of 50%.1

"IMC has long been recognized as a premium medical cannabis brand and this sales agreement reflects ongoing demand for quality products from well-known producers. As the medical cannabis market transitions from direct sales by licensed producers to a pharmacy model and with the government increasing the number of indications that qualify for medical cannabis treatment, we expect to continue to evaluate partnerships of this nature with leading pharmacies across Israel," says Oren Shuster, Chief Executive Officer of IMC.

Details of the Sales Agreement

Focus Medical will supply to the Pharmacies a total of 800kg of medical cannabis annually for a period of three years. The total quantity of medical cannabis to be delivered under the Sales Agreement is 2,400kg and the Pharmacies are obligated to purchase the entire quantity under the Sales Agreement.

The Pharmacies have all necessary licensing to sell medical cannabis directly to patients, and the Company expects that the Pharmacies will be well positioned to satisfy rising demand in Jerusalem.

1 The Company and its management believe that this estimate is reasonable as of the date hereof and is based on management's current views, strategies, expectations, assumptions and forecasts, and has been calculated using accounting policies that are generally consistent with the Company's current accounting policies. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Sales Agreement and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements".

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the projected revenues and profitability of the Sales Agreement over the next three years, the local demand for medical cannabis in Jerusalem, the accessibility of medical cannabis to be purchased from the Pharmacies and the maintenance by Focus and the Pharmacies of all medical cannabis licenses and authorizations that are required to fulfill all obligations and deliveries under the Sales Agreements. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca